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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b25

                           NOTIFICATION OF LATE FILING

                                   (Check one):[ ]

             [X] Form 10K [ ] Form 20F [ ] Form 11K [ ] Form 10Q [ ]
                      Form 10D [ ] Form NSAR [ ] Form NCSR

                       For Period Ended: December 31, 2008

                        [ ] Transition Report on Form 10K
                        [ ] Transition Report on Form 20F
                        [ ] Transition Report on Form 11K
                        [ ] Transition Report on Form 10Q
                        [ ] Transition Report on Form NSAR

                        For the Transition Period Ended:

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

                              YANGLIN SOYBEAN, INC.
                              ---------------------
                             Full Name of Registrant

        Nevada                    000-52127                     20-4136884
----------------------      ---------------------         ---------------------
   (State or other          (Commission File No.)             (IRS Employee
   jurisdiction of                                           incorporation or
  Identification No.)                                          organization)

                      NO. 99 FANRONG STREET, JIXIAN COUNTY
                        SHUANG YA SHAN CITY HEILONGJIANG
                        PROVINCE CHINA, 155900 TELEPHONE:
                                   86-469-469300
              (Registrant's telephone number, including area code)

                                 Not Applicable
          (Former name or former address, if changed since last report)

                        PART II -- RULES 12b25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed. (Check box if appropriate)

       (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

       (b) The subject annual report, semiannual report, transition report on Form 10K, Form 20F, Form 11K, Form NSAR or Form NCSR, or portion thereof, will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10Q or subject distribution report on Form 10D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10K, 20F, 11K, 10Q, 10D, NSAR, NCSR, or the transition report or portion thereof, could not be filed within the prescribed time period:

      The registrant requires additional time to ensure the accuracy of the information be included in the registrant's Form 10-K.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Mr. Shulin Liu              011-86-469                 469-300
        --------------              -----------           -----------------
            (Name)                  (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              YANGLIN SOYBEAN, INC.
                              ---------------------
                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2009                 By: /s/ShulinLiu
                                     ----------------------------
                                     Shulin Liu
                                     Title:Chairman and Chief Executive Officer

                         EXPLANATORY NOTE TO PART IV(3)

         Our estimated total net sales was approximately $250,728,674 for the year ended December 31, 2008, which represented an increase of $95,521,807, or 61.5%, compared to the prior year. Our estimated gross profit was $20,889,832 for the year ended December 31, 2008, which represented an increase of $8,251,623, or 65.3%, compared to the prior year.